X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740


10016228

SUPPL

August 13, 2010

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent Interim Financial Statements for the period ended June 30, 2010.

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dw 8/24

MANAGEMENT DISCUSSION AND ANALYSIS
(for the period ended June 30, 2010)

This period end Management Discussion and Analysis ("MD&A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the first quarter ending June 30, 2010 with those of the corresponding quarter of 2009. It is also an update to the Company's annual MD&A for the period ended March 31, 2010 and should be read in conjunction with the June 30, 2010 Consolidated Financial Statements and related notes. The reader is encouraged to review the Company's financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of July 21, 2010.

All references to "2010" refer to the period ending June 30, 2010, and all references to "2009" refer to the period ended June 30, 2009, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper Gold, Mill Creek, Reese River, and Spring Valley properties in Nevada, USA.

The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

The gold industry must replace its reserves regularly. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk and cost efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop its gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River and Spring Valley Area Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and

other concentrates produced and changes in currency exchange rates of the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

On June 22, 2010 the Company entered into an Arrangement Agreement with Paramount Gold and Silver Corp. ("Paramount"), a TSX, AMEX reporting issuer in the Province of Ontario and the USA whereby Paramount would acquire all the outstanding securities (including warrants) of the Company in exchange for securities of Paramount on the basis of one share of Paramount for eight shares of the Company. The Agreement in subject to the Company's shareholders approval on or before August 20, 2010 and all approvals, notices, consents, waivers, permissions regulatory or otherwise, which are required. All forward looking statements are subject to the approval of Paramount if the Agreement is approved.

Sleeper Gold Property

Note: All references to years, 2010 - 2009 – 2008, refer to work programs carried out within the calendar year.

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper Gold Project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer, in return for providing initial funding to the New Sleeper Gold LLC joint venture (the "Sleeper Joint Venture") (50% X-Cal/50% New Sleeper Gold Corporation). A National Instrument 43-101-compliant technical report was submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000. The Sleeper Joint Venture company treasury was independent of both companies and was managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation.

X-Cal acquired the 50% interest from New Sleeper Gold Corporation (now Reunion Gold Corporation) in the Sleeper Joint Venture on May 16, 2006. The Company paid CDN $5,000,000 and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

Title of the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to X-Cal concurrent with a buyout agreement between the Company and York Mines. The buyout was initiated with a payment to York Mines consisting of US $150,000 and 50,000 common shares. To complete the buyout, a further US $600,000 and 200,000 common shares of X-Cal was required. At the date of this report, the remaining balance to complete this buyout is US $250,000. An amendment to the original agreement, signed in May 2010, allows the remaining payments to be spread into two payments, with the final payment being made on December 7, 2011.

The exploration program for the years 2004 through early 2006 included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of core and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and substantially completed late in that two year program.
The Company assembled a panel of professionals to review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the independent panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, provided the Company with their expert views in the form of: "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist (December, 2005) and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe (January, 2006). These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project.

A detailed NI-43-101 Technical Report (March 2006) authored by Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Winthrop A. Rowe, M.Sc.,C.P.G. reviewed all previous work on the property. The report established the basis for determination of drill target areas.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquist's report was not filed on SEDAR but can be found in its entirety at the Company's website at www.x-cal.com.

A preliminary economic assessment has now been completed at Sleeper.

From August 2006 to November 2006 ten reverse-circulation (RC) drill holes totaling 10,805 feet were completed in the Range Front Target. This is a structural zone that is +3 miles in length, located parallel and to the east of the Sleeper Mine Site.

In December 2006 drilling moved to the Facilities Area. This is a mineralized zone east of the previously mined pit under the now reclaimed AMAX mill and crusher location. During 2006 two RC holes were completed for 1,460 feet and two core holes were drilled totaling 1,405 feet.

From January to the end of March 2007 twenty-one RC holes totaling 12,865 feet and two core holes totaling 1,330 feet were completed in the Facilities Area. From the end of March 2007 to the end of June 2007, twenty-seven RC holes totaling 17,165 feet and five core holes totaling 2,768 feet were completed in the Facilities Area.

A break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area. Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling. Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas of no data. Geologic cross-sections that reflect the revised Sleeper Geology are part of current NI-43-101 reports.

There is much work to be done, but the tonnage and low strip ratio implications for the Facilities Area are encouraging. Other target areas may be re-drilled in light of the new interpretation.
Readers are further encouraged to view the Company's news releases which include plan maps and assay results available on the X-Cal Resources Ltd. website at www.x-cal.com and on the SEDAR website at www.sedar.com.

The West Wood Breccia Area is a zone of hydrothermal brecciation and veining located immediately southwest of the main open pit at the Sleeper Mine. Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 Technical Report

for the property available at www.x-cal.com or on SEDAR. Highlight assays are contained in the 2007 X-Cal Annual Report. At West Wood drilling is in-filling the zone of mineralization and expanding it, both to the south and west. From January to the end of March 2007 two core holes totaling 1,691 feet and one RC for 1,560 feet were completed. From the end of March 2007 to the end of June 2007 two RC holes totaling 2,621 feet and four core holes totaling 4,352 feet were completed in the West Wood Breccia Area.

An indication of a possibly deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. It is one of the areas where exploration with the objective of a breakthrough new discovery is in progress. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe describes this and five other priority exploration targets.

Drilling in the NW area has encountered a silicified sulphide breccia. In the period from January to the end of March 2007 four core holes totaling 4,228 feet were completed in the NW area. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area will continue.

Bulk samples from the above ground heap materials for column leach tests have been collected for metallurgical work as part of overall program for the mineralization located east of the mine site in the Heaps and Facilities Areas.

An access road was completed onto Heap Leach Pads #1 and #2. Samples from trenches were submitted for independent metallurgical testing. In autumn 2007 a sonic drill program gathered an addition of 20,000 lbs of material from Pads #1, 2, 3 & 4. The results of these programs have been compared with earlier work on the heap pads. Previous studies which were not NI-43-101 qualified indicated that a substantial amount of recoverable gold and silver may be present above ground in these pads. The results of ongoing work are encouraging to date.

A goal of current work is to determine if Facilities Area gold and silver mineralization and the mineralization in the Heap Pads at Sleeper can be blended as the basis of renewed heap leaching operations at Sleeper. Metallurgical tests aimed at providing answers to these questions are part of ongoing work.

The mine scale exploration targets described by Dr. Sillitoe will be tested in series (NW, then SW, etc). The program is operating efficiently and can be accelerated.

Drilling, engineering and report preparation should continue throughout 2010 with the goals of defining base resources for the project and making a new breakthrough exploration discovery.

In 2007, the Ken Snyder Royalty Syndicate purchased a 1% Net Smelter Production Royalty interest in the Sleeper Gold Property form the company. Proceeds from the royalty sale were used for drilling at Sleeper.

The most recent NI 43-101 Technical Report on the Sleeper Gold Project was filed to SEDAR on September 25, 2008 and is also available at www.x-cal.com. Gold and Silver Resources with near term economic potential and exploration upside are evident in the document.

A permit application for a new heap leach pad and on site bulk testing is recommended in the Technical Report, provided that a positive internal rate of return results from a proposed preliminary economic assessment.

X-Cal carried out a sonic drill program on the heaps that collected material for assay and metallurgical work. The results of this work to date are encouraging and are also documented in the new Technical Report. The engineering work should be continued.

The economic potential of 583,000 ounces of inferred gold resource and 1,249,000 ounces of inferred silver resource, located in the Heap Leach Pads, becomes more attractive if this material can be blended with other, additional nearby resource.

The 2007 definition drilling program of the nearby Facilities Area resulted in an additional 220,000 ounces of "indicated gold resource" with an average grade of 0.686 g/t Au, and (plus) 370,000 ounces of "inferred gold resource" with an average grade of 0.587 g/t Au. The in-ground Facilities Area resources may be able to be blended with the Heaps resource, which is located in close proximity.

A separate 130,000 ounces of inferred gold resource and 1,476,000 ounces of inferred silver resource are also above ground in tailings at Sleeper. This material is mentioned as part of inventory, but would likely require a different form of processing.

In addition to evaluating the potential for renewed heap leach operations at Sleeper, the possible benefits of a ramp to access higher-grade material at West Wood will be evaluated.

The West Wood area contains high-grade intercepts such as 110 ft averaging 21.72 g/t Au and 209 ft averaging 10.67g/t Au, which are listed in the 2007 X-Cal Annual Report. A ramp could provide access to high-grade portions of the West Wood Resource for bulk sampling and new underground drill stations.

Sleeper is noted for some exceptional concentrations of gold. Potential revenue from shipping of bulk samples could be beneficial.

The West Wood area currently has an "indicated resource" of 380,000 ounces of gold with an average grade of 1.519 g/t Au and 1,750,000 ounces of silver with an average grade of 7.021 g/t Ag. Additionally, there is also a modest "inferred" gold and silver resource at West Wood, which is described in the Technical Report.

The requirement for step out and exploration drilling between the West Wood Area and the North West Target is apparent in the data. In light of the new geologic understanding, drilling of these areas should be a high priority.

The gold resource in the block model, both at West Wood and in the Facilities Area, conforms to the new understanding of mineralization controls at Sleeper. This knowledge should improve the success rate of both definition and exploration drilling.

The exploration upside of the Sleeper Gold District for new epithermal gold deposits is documented and very attractive.

The SW Target Area is 2 km long, located south west of the mine site. It is an example of a completely untested target, which is equal in area to the historic Sleeper mine site. SW is one of several areas, which illustrate the district scale potential of the Sleeper Gold Property.

Addition of a development team to build on the work of the generative team is the next stage for this project. There are a number of parallel discussions ongoing aimed at this objective.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets

have been adequately tested in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements and detailed compilation on Gemcom and Gocad will help set drilling priorities. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target should have two to four drill fences to test the target concepts.

A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million. (See Outlook – Exploration Expenditures below).

Mill Creek/Goat Window Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek Gold Property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects, are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Gold Property.

Richard Redfern, M.Sc., a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report on the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of this early stage gold project which is available on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval of a Plan of Operations Permit. The permit will facilitate the testing of the targets described in the technical report. X-Cal will consider joint venture partners for funding of continued work on this property.

Reese River/Horse Mountain Window Property

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended, by Placer Dome, to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceed the minimum required, and within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest (now owned by Royal Gold, Inc.) has now reverted to a 2% net smelter return royalty.

A NI-43-101 Technical Report titled "A Technical Report on the Reese River/Horse Mountain Project, November 14, 2006" was completed and filed.

During 2006 a gravity survey was completed and a total of sixty-four new gravity stations were surveyed. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones' intersection with the

associated gravity high being potentially the result of lower plate carbonates. The structures and the lower plate are both exploration targets.

Spring Valley Area

X-Cal has one hundred percent of thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder has a 1% Net Smelter Return interest in the claims.

SUMMARY

The Sleeper Gold Project is the primary focus of the Company.

The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Gold Projects are both well located and documented projects situated over favorable lower plate windows in the Cortez Area of Nevada. X-Cal will seek joint venture partners for these properties.

The Spring Valley Project is a grass roots exploration project.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the period ended June 30, 2010, 2009, and 2008.

		Period Ended June 30, 2010	Period Ended June 30, 2009	Period Ended June 30, 2008
Total interest and other income	$	1,811	3,772	32,852
Net income (loss) for the period	$	(212,392)	(290,568)	(188,151)
Income (loss) per share	$	(0.00)	(0.00)	(0.00)
Cash, term deposits and marketable securities	$	147,939	1,092,365	305,135
Total assets	$	35,621,411	36,563,305	36,438,668
Total liabilities	$	1,630,700	1,313,194	1,062,203
Total shareholders' equity	$	33,990,711	35,250,111	35,376,464
Cash dividends per share	$	Nil	Nil	Nil

During the period ended June 30, 2010, the Company recorded net loss of $212,392 or $0.00 per common share (2009 – net loss of $290,568 or $0.00 per common share; 2008 – net loss of $188,151 or $0.00 per common share).

Interest and other income earned during the period ended June 30, 2010 was $1,811 (2009 – $3,772; 2008 – 32,852).

The following table outlines general and administrative expenditures attributable directly to the Company and not capitalized in any property for the periods ended June 30, 2010, 2009 and 2008.

			Period Ended	
		June 30 2010	June 30 2009	June 30 2008
Accounting and audit	$	17,750	15,000	14,500
Amortization		1,763	7,710	5,396
Insurance		74,175	84,362	70,817
Legal		65,489	23,336	13,693
Office and other		7,037	9,546	8,966
Regulatory fees		9,712	10,562	20,326
Rent		4,500	4,500	11,574
Salaries, consultants' & directors' fees		64,009	38,945	34,027
Shareholder communications and investor relations		595	4,974	2,840
Stock-based compensation		-	-	7,456
Telecommunications		1,839	617	1,296
Travel		7,960	9,854	9,857
		254,829	209,406	200,748

General and administrative expenses for the period ended June 30, 2010 were $254,829 (2009 - $209,406; 2008 – 200,748). The Company recorded an overall increase in costs due to an increase in legal, and a decrease in the amount of salaries capitalized to mineral properties.

For the period ended June 30, 2010, the Company recorded a loss per share of $0.00 (2009 – $0.00; 2008 - $0.00 per share) based on a basic weighted average number of shares outstanding of 167,551,772 (2009 – 163,347,328; 2008-130,618,823). Actual shares outstanding as at June 30, 2010 were 167,598,439 (2009 – 166,998,439; 2008 – 136,926,323) representing loss per share of $0.00 (2009 – loss per share of $0.00; 2008 - $0.00 loss per share).

For the period ended June 30, 2010, X-Cal recorded a foreign exchange gain of $85,036 (2009 – loss $47,412; 2008 – loss $137).

Other differences between the amounts incurred in 2010, 2009 and 2008 reflect normal variances in business activities from period to period.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year ended March 31) as indicated.

2011	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$1,811				$1,811
Net Income (loss)	($212,392)				($212,392)
Income (loss) per share	($0.001)				($0.001)

2010	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$3,772	$5,200	$3,374	$2,745	$15,091
Net Income (loss)	($290,568)	($592,114)	($281,798)	($384,561)	($1,549,041)
Income (loss) per share	($0.002)	($0.004)	($0.002)	($0.002)	($0.009)

2009	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$31,782	$24,498	$28,834	$3,114	$88,228
Net income (loss)	($188,151)	($350,250)	($136,103)	$254,026	($420,478)
Income (loss) per share	($0.001)	($0.003)	($0.001)	$0.002	($0.003)

2008	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$43,455	$39,012	$8,884	$65,385	$156,736
Net income (loss)	($456,381)	($244,358)	($293,293)	($555,523)	($1,549,555)
Income (loss) per share	($0.003)	($0.002)	($0.002)	($0.004)	($0.011)

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

Liquidity and Capital Resources

As at June 30, 2010, the Company had cash and short-term investments of $147,939 (2009 - $1,092,365).

As at June 30, 2010, the Company had a working capital balance of negative $235,550 (2009 – $1,051,933). The decrease in working capital reflects the decrease in equity financing activities and the increase in short term debt financing.

During the period ended June 30, 2010 the Company issued 50,000 common shares. No shares were issued for property acquisition purposes (2009 – 50,000 shares at a deemed value of $6,000), 50,000 shares were issued from the exercise of options for proceeds of $5,000 (2009 – none), and No shares were issued for the exercise of warrants (2009 – 4,537,500 shares for proceeds of $453,751).

Exploration and property costs during the period ended June 30, 2010 were $150,665 (2009 – $888,014). Of that amount, $150,665 (2009 – $246,815) was incurred on the Sleeper Gold property. No costs were incurred on the Mill Creek, Reese River, or Spring Valley Properties (2009 – Mill $5,166, Reese $5,166).

Commitments

Office Lease

The Company leases office space in Nevada. The lease agreement for this office space expired in November 2008. The Company now leases the premises on a month to month basis under the provisions of the original lease. The Nevada office lease requires the Company to pay $1,200 monthly as its share of base rent. The Company also rents office space from a director or officer of the Company for $1,500 per month, on a month to month basis.

Payments are required to complete the buyout of the title to York Leased Lands. At the date of this report, the remaining balance to complete this buyout is US $250,000. The agreement allows the remaining balance to be spread into two payments, with the final payment being made on December 7, 2011.

The Company has no long term drilling commitments.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to X-Cal.

Management Agreements

The Company entered into an Employment Agreement whereby it will pay an administrative manager $72,000 per annum. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased but not decreased. The remuneration for the President is $160,000 per annum.

Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased but not decreased. Currently, by mutual agreement between the parties, starting with the month of February 2010, the officer has deferred the monthly salary. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

Net Smelter Return Royalty

The Ken Snyder Gold Syndicate holds a 1% Net Smelter Production Royalty on the Sleeper Gold Property. Dr. Snyder retains 1% NSR on the WR claims in the Spring Valley Area (this royalty is separate and unrelated to the syndicate which has 1% NSR at Sleeper).

Related Party Transactions

The Company paid $5,491 (2009 - nil) of legal fees and expenses to a law firm in which a director of the Company is a partner. The Company incurred consulting expenses of $27,500 (2009 - $16,500) to a director and officer of the Company. The Company paid salaries of $40,000 (2009 - $40,000) to a director and officer of the Company, and $16,500 (2009 - $11,000) to a party related to a director and officer of the Company. As at June 30, 2010, $16,066 (2009 - $6,434 due from) was due to a director and officer of the Company with respect to rent expenses, and is included in accounts payable. The Company incurred rental expenses of $4,500 (2009 - $4,500).

The above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Audited Consolidated Financial Statements, March 31, 2010 and 2009, available on SEDAR at www.sedar.com.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary and its 100% interest in New Sleeper Gold LLC and Sleeper Mining Company, LLC.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares,

are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Financial Instruments

The Company has various financial instruments including cash, deposits, receivables, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

1. Fair value

The Company's financial instruments include cash and term deposits, receivables, and accounts payable and accrued liabilities. Cash and term deposits are designated as held-for-trading; receivable are designated as loans and receivables; and accounts payable and accrued liabilities are classified as other financial liabilities.

2. Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

3. **Credit risk**

   The Company's financial assets that are exposed to credit risk consist primarily of cash and term deposits, and receivables. The Company's cash and term deposits are held at major Canadian and US financial institutions. The Company maintains provisions for potential credit losses for its receivables, and any losses to date have been within management's expectations.

4. **Foreign currency risk**

   The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

Outlook

Exploration Expenditures

The gold production industry continues to face the need for reserve replacement. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture, New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) generated a large volume of new data which has been incorporated into the overall picture at Sleeper.

X-Cal successfully acquired the 50% interest that New Sleeper Gold Corporation held in the Sleeper Joint Venture. The Company is now solely responsible for continued exploration of the property and has assembled an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company budgeted $1.3 million for implementation of its exploration program. The Company is continuing to seek to raise additional financing to fund the recommendations in the NI-43-101 Technical Report (March 2006).

The Mill Creek Gold Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies.

As part of forward planning for the Mill Creek Property, X-Cal has received approval of a Plan of Operations permit, which will allow for comprehensive drill testing of the property. The Plan of Operations will facilitate continued exploration in the future.

The Reese River agreement between the Company and Placer Dome US (a subsidiary of Barrick Gold) allows for work programs that are based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The December 16, 2006 deadline for the Company's commitment to fund a US $200,000 drilling program was extended, by Placer Dome, to March 16, 2007. X-Cal exceeded the required minimum in the agreement within the time frame and notified Placer Dome that the expenditures have been made. Placer Dome's interest has now reverted to a 2% net smelter returns royalty.

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder retains a 1% Net Smelter Return interest in the claims.

Potential for Corporate Developments

On June 22, 2010 the Company entered into an Arrangement Agreement with Paramount Gold and Silver Corp. ("Paramount"), a TSX, AMEX reporting issuer in the province of Ontario and the USA whereby Paramount would acquire all the outstanding securities (including warrants) of the Company in exchange for securities of Paramount on the basis of one share of Paramount for eight shares of the Company. The Agreement in subject to the Company's shareholders approval on or before August 20, 2010 and all approvals, notices, consents, waivers, permissions regulatory or otherwise, which are required.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with Mineral Tenure Rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a number of consultants and others for operating expertise. The Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive

management. The loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding Share Data as at June 30, 2010

The Company has unlimited share capital of common shares of no par value. Of this, the Company had 167,598,439 shares outstanding as of June 30, 2010 or 186,224,978 shares on a fully diluted basis. As at the date hereof, there has been no change in the total number of shares outstanding.

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2010	Opening balance	167,548,439		
June 24, 2010	Options exercise	50,000	$ 0.10	$ 5,000
June 30, 2010	**Total**	**167,598,439**		**$ 5,000**

The Company had 200,000 stock options granted and 1,150,000 expired or forfeited during the period. There are 10,165,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.10 - $0.35 and expiry dates ranging to January 27, 2013.

The Company had issued no warrants during the period. 300,000 warrants expired or were forfeited. There are 8,461,539 warrants outstanding as at June 30, 2010. The exercise prices range from $0.07 - $0.24 with expiry dates ranging to March 30, 2011.

If the Company were to issue all 10,165,000 shares issuable upon exercise of all incentive stock options outstanding, as well as all 8,461,539 shares issuable upon exercise of all warrants, it would raise $3,262,031.

Internal Controls over Financial Reporting

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of X-Cal Resources Ltd. are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have designed controls for this process and have conducted an evaluation which has identified certain weaknesses in the controls. Due to the limited number of staff at the Company, there is a potential weakness in the system of internal controls due to the Company's inability to achieve total appropriate segregation of duties. In order to reduce this risk, additional contracted professionals are used on a regular basis by the Company. These additional contractors possess technical knowledge in the areas of accounting, legal, and Canadian/US taxation. These additional resources of the Company also increase the likelihood that complex and non-routine accounting transactions will be identified and recorded in accordance with Canadian GAAP. While Management and the Board of Directors out-source technical expertise where necessary to mitigate the risk of material misstatement, the Company

does not have total assurance that this risk can be reduced to a remote likelihood of a material misstatement. The Company continuously reviews and evaluates its processes to further strengthen its system of internal controls. The Company believes that an adequate control environment exists at this time.

There were no significant changes in the Company's internal controls or, to the knowledge of management, in other factors that could significantly affect the disclosure controls and procedures subsequent to the date that this evaluation was carried out.

Multilateral Instrument 52-109 Disclosure

Disclosure controls and procedures have been designed to ensure the accuracy and timely filing of periodic financial reports as well as the disclosure of material information in accordance with securities regulations. Responsibilities for preparing, reviewing in advance, and releasing periodic reports, press releases and proxy statements have been assigned to members of the audit committee, Board of Directors, the comptroller, staff and other qualified persons. The Company has set out general disclosure guidelines dealing with the determination of material information and circumstances when assistance from outside legal counsel is required.

Convergence with International Financial Reporting Standards ("IFRS")

The AcSB has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, X-Cal will report interim and annual financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended June 30, 2011. X-Cal has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required. While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

- Exploration and development expenditures;
- Property, plant and equipment (measurement and valuation);
- Provisions, including asset retirement obligations;
- Stock-based compensation;
- Accounting for joint ventures;
- Accounting for income taxes; and
- First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of X-Cal's IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes; financial statement note disclosures on information technology; internal controls; contractual arrangements; and employee training.

Items Subsequent to Period-End

There are no subsequent events to report.

Additional Information

Additional information regarding X-Cal is available on SEDAR at www.sedar.com.

X-Cal Resources Ltd.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

For the periods ended June 30, 2010 and 2009

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of X-Cal Resources Ltd. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee, which is comprised entirely of non-management directors. The Audit Committee reviews the results of the financial statements prior to their submission to the Board of Directors for approval.

These consolidated financial statements have not been audited by Smythe Ratcliffe LLP, Chartered Accountants.

"Shawn Kennedy"

Shawn Kennedy
President

Vancouver, British Columbia
July 21, 2010

X-Cal Resources Ltd.
Consolidated Balance Sheets

	June 30,2010 (unaudited)	March 31, 2010 (audited)
Assets		
Current		
Cash and cash equivalents	$ 146,507	$ 1,089,225
Receivables and prepayments	78,856	4,076
Marketable securities	1,432	3,140
	226,795	1,096,441
Prepaid insurance (Note 4)	1,135,588	1,385,528
Reclamation bond – commutation account (Note 4)	3,028,459	3,706,135
Environmental bonds	-	11,152
Mineral property interests (Note 5)	31,197,068	30,327,679
Property and equipment (Note 6)	33,501	36,370
	$ 35,621,411	$ 36,563,305
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 209,232	$ 44,508
Promissory note payable	253,113	-
	462,345	44,508
Reclamation and environmental obligations (Note 7)	1,168,355	1,268,686
	1,630,700	1,313,194
Shareholders' Equity		
Capital stock (Note 8)	50,908,677	50,825,176
Contributed surplus	3,698,426	3,570,462
Deficit	(20,616,392)	(19,145,527)
	33,990,711	35,250,111
	$ 35,621,411	$ 36,563,305
Commitments (Note 13)		
Subsequent event (Note 14)		

(See accompanying notes to the consolidated financial statements)

Approved by the Directors on behalf of the board:

"Shawn Kennedy"

Shawn Kennedy, Director

"John Arnold"

John Arnold, Director

X-Cal Resources Ltd.
Consolidated Statements of Operations
(unaudited)

	Three months ended June 30, 2010	Three months ended June 30, 2009
General and administrative expenses		
Accounting and audit	$ 17,750	$ 15,000
Amortization - equipment	1,763	7,710
Insurance (Note 4)	74,175	84,362
Legal	65,489	23,336
Office and other	7,037	9,546
Regulatory fees	9,712	10,562
Rent	4,500	4,500
Salaries, consultants' and directors' fees	64,009	38,945
Shareholder communications and investor relations	595	4,974
Telecommunications	1,839	617
Travel	7,960	9,854
Loss before other items	(254,829)	(209,406)
Other items		
Accretion expense (Note 7)	(44,410)	(37,522)
Foreign exchange gain (loss) (Note 14)	85,036	(47,412)
Interest and other income	1,811	3,772
	42,437	(81,162)
Net and comprehensive loss for the period	$ (212,392)	$ (290,568)
Basic and diluted loss per share	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding	167,551,772	163,347,328

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended 2010	Three months ended 2009
Cash derived from (applied to)		
Operating		
Net loss for the period	$ (212,392)	$ (290,568)
Items not involving cash:		
Amortization – equipment	1,763	7,710
Insurance expense	62,410	
Accretion expense	44,410	37,522
Unrealized foreign exchange loss (gain) (Note 14)	(86,396)	39,388
Accrued interest – commutation account	(3,227)	(3,015)
Changes in non-cash working capital		
Receivables and prepayments, marketable securities, accounts payables and accrued liabilities	46,689	(113,634)
	(146,743)	(322,597)
Financing		
Shares issued for cash, net of issuance costs and subscriptions received in advance	5,000	453,750
Proceeds from short term debt	253,113	-
	258,113	453,750
Investing		
Mineral property acquisition	(49,018)	(53,461)
Mineral property expenditures	(95,273)	(205,405)
	(144,291)	(258,866)
Net increase (decrease) in cash	(32,921)	(127,713)
Cash and cash equivalents, beginning of period	179,428	1,216,938
Cash and cash equivalents, end of period	$ 146,507	$ 1,089,225
Non-cash investing and financing activities		
Stock-based compensation capitalized in mineral property interests	$ 21,228	$ 14,611
Property and equipment acquisition for shares	$ -	$ 6,000
Reclamation and environmental obligation capitalized in mineral property interest	$ 98,107	$ 37,024

(See accompanying notes to consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Shareholders' Equity

	Number of Shares	Capital Stock	Subscriptions Received in Advance	Contributed Surplus	Deficit	Total
Balance: March 31, 2009	162,410,939	$ 50,365,425	-	$ 3,555,851	$ (18,854,959)	$ 35,066,317
Issuance of shares on exercise of warrants	4,537,500	453,751	-	-	-	453,751
Issuance of shares on exercise of options	550,000	55,000	-	-	-	55,000
Issuance of shares for property acquisition	50,000	6,000	-	-	-	6,000
Stock-based compensation	-	-	-	144,848	-	144,848
Reclassification of contributed surplus on exercise of options	-	23,501	-	(23,501)	-	-
Net loss for the year	-	-	-	-	(1,549,041)	(1,549,041)
Balance: March 31, 2010	167,548,439	$ 50,903,677	-	$ 3,677,198	$ (20,404,000)	$ 34,176,875
Issuance of shares on exercise of options	50,000	5,000	-	-	-	5,000
Stock-based compensation	-	-	-	21,228	-	21,228
Net loss for the period	-	-	-	-	(212,392)	(212,392)
Balance: June 30, 2010	167,598,439	$ 50,908,677	-	$ 3,698,426	$ (20,616,392)	$ 33,990,711

(See accompanying notes to consolidated financial statements)

1. Description of Business and Nature of Operations

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes, and construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a going concern basis. This presumes funds will be available to finance ongoing development, operations and capital expenditures, and the realization of assets and payment of liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company's ability to continue in operation is dependent on its ability to secure additional financing to fund planned exploration and its ongoing administrative expenditures, and while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to conduct its planned explorations, meet its administrative overhead and maintain its mineral interests.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP using the following significant accounting policies and are expressed in Canadian dollars, the functional and reporting currency of the Company.

a) Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary, and its 100% interest in New Sleeper Gold LLC and Sleeper Mining Company, LLC. All significant inter-company transactions and balances have been eliminated.

2. Summary of Significant Accounting Policies (cont'd)

b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include rates for amortization, accretion expense on reclamation and environmental obligations, impairment of mineral property interests, balances of accounts payable and accrued liabilities, reclamation and environmental obligations, valuation allowance for future tax assets and the variables used in the calculation of stock-based compensation expense. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

c) Revenue recognition

Interest income is accrued on a time-apportioned basis by reference to the principal outstanding using the effective interest method.

d) Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets and liabilities are translated at rates prevailing at the time of the acquisition of the assets or assumption of liabilities, and revenues and expenses are translated at the exchange rate in effect on the dates they occur. Translation gains and losses are included in the results of operations for the year.

e) Cash and cash equivalents

The Company classifies highly liquid short-term investments that are readily convertible into known amounts of cash and have maturities of 90 days or less from the date of acquisition as cash equivalents.

f) Mineral property interests

Mineral property interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date on a property by property basis. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired by the Company under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

2. Summary of Significant Accounting Policies (cont'd)

f) Mineral property interests (cont'd)

When properties are sold by the Company under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, mineral expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

g) Property and equipment

Property and equipment are recorded at cost less accumulated amortization. All property and equipment is amortized on the declining balance method at 20% per year. Additions during the year are amortized at one-half the annual rate.

h) Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

i) Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations or mineral properties, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

2. Summary of Significant Accounting Policies (cont'd)

j) Asset retirement obligations ("ARO")

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

k) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the year in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

l) Basic and diluted loss per share

Basic loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

m) Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

2. Summary of Significant Accounting Policies (cont'd)

n) Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition. When a decline in the fair value of an available-for-sale financial asset has been recognized in comprehensive income, and there is objective evidence that the impairment is other than temporary, the cumulative loss that had been previously recognized in accumulated other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

The Company presents its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

o) Future accounting changes

i) International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim consolidated financial statements for the three months ended June 30, 2011, which must include restated interim results for the prior period ending June 30, 2010 prepared on the same basis. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time; however, management continues to monitor these developments.

2. Summary of Significant Accounting Policies (cont'd)

o) Future accounting changes (cont'd)

ii) Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to the Company's interim and annual consolidated financial statements relating to fiscal years beginning on or after April 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

3. Risk Management and Financial Instruments

The Company classifies its cash and cash equivalents as held-for-trading; receivables, as loans and receivable; marketable securities, as held-for-trading; and accounts payable and accrued liabilities, as other financial liabilities.

The carrying values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. Marketable securities are recorded at fair value as they are marked-to-market through net income at each period-end. The cash equivalent is a six-month term deposit with interest at 0.20%.

As the carrying values of the Company's financial instruments approximate their fair values, disclosure is not made of their level in the fair value hierarchy.

3. Risk Management and Financial instruments (cont'd)

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents and receivables are exposed to credit risk. The credit risk on cash and cash equivalents are minimized as cash and cash equivalents are held at major Canadian and US financial institutions. The Company is not exposed to significant credit risk on its receivables.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as all amounts in Canada are held at a single major financial institution.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at June 30, 2010 in the amount of $147,939 in order to meet short-term business requirements. At June 30, 2010, the Company had current liabilities of $462,345. All of the Company's current liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. These are discussed further below:

i) Interest rate risk

Interest rate risk consists of two components:

(a) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b) To the extent that changes in prevailing market interest rates differ from the interest rates in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

3. Risk Management and Financial instruments (cont'd)

c) Market risk (cont'd)

i) Interest rate risk (cont'd)

The Company is exposed to interest rate cash flow risk on its cash and reclamation bond – commutation account, which are subject to market interest rates. A hypothetical 1% change in the interest rate would impact the Company's earnings by approximately $28,000.

ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and reclamation bonds held in the US. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar would have an effect on the Company's results of operations, financial position or cash flows.

iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk on its financial instruments.

The Company's exposure to and management of credit risk, liquidity risk and market risk related to financial instruments above have not changed materially since March 31, 2010.

4. Prepaid Insurance and Reclamation Bond – Commutation Account

In 2004, New Sleeper Gold LLC entered into an insurance-backed financial assurance program including a mine reclamation policy and a pollution legal liability policy for the Sleeper Gold Project. As part of the policy, New Sleeper Gold LLC paid an insurance premium and put funds in a commutation account used to reimburse reclamation costs and indemnity claims paid by New Sleeper Gold LLC.

The insurance policy covers reclamation costs in the event New Sleeper Gold LLC defaults on payment of its reclamation costs up to an aggregate of US $25 million. The insurance premium is being amortized over ten years and the prepaid insurance balance at June 30, 2010 is $1,135,588 (2009 - $1,385,528). The commutation account earns interest at an annual effective rate equal to the one-year constant maturity treasury rate prevailing on the first day of each anniversary year. The balance in the commutation account at June 30, 2010 is $3,028,459 (2009 - $3,706,135). Included in reclamation bond – commutation account is a reclamation bond held with the government.

5. Mineral Property Interests

		2010		2009
Nevada, USA				
Sleeper Gold Project	$	28,194,294	$	27,382,097
Mill Claims		2,506,672		2,489,386
Reese River		453,240		435,954
Spring Valley		42,861		20,242
	$	31,197,068	$	30,327,679

See attached Consolidated Schedules of Mineral Acquisition and Exploration Costs.

Sleeper Gold Project

In December 2006, the Company acquired title to previously leased mineral claims (part of the Sleeper Gold Project) for US $750,000 plus 250,000 shares. The mineral claims are lodged as security against future payments. As at June 30, 2010, the remaining balance to complete this buyout is US $250,000 (2009 – US $400,000) and nil (2009 – nil) common shares of the Company.

The agreement, as amended in May 2010, allows the remaining balance owing to be spread into two payments as below:

- December 7, 2010: $150,000
- December 7, 2011: $100,000

The Sleeper Gold Property is subject to a 1% net smelter production royalty.

Mill Claims

The Mill Creek Gold Property is owned 100% by the Company. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by the Company on the property.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property, which has resulted in approval of a Plan of Operations Permit.

Reese River

The property consists of three claim blocks in the Reese River Pediment totaling 3,000 acres located in Lander County, Nevada, that are subject to a 2% net smelter returns royalty.

Spring Valley

The Company has staked 38 claims totaling 760 acres located in the Spring Valley area, Pershing County, Nevada, subject to a 1% net smelter production royalty.

5. Mineral Property Interests (cont'd)

Title to mineral properties

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Realization of assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the obtaining of permits, the satisfaction of governmental requirements and possible aboriginal rights, and the attainment of successful production from the properties or from the proceeds of their disposition.

Mineral exploration and development is highly speculative and involves inherent risks. While rewards if a feasible ore body is discovered might be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that the current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems, other than those already recorded, related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6. Property and Equipment

June 30, 2010	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 109,697	$ 87,438	$ 22,259
Office equipment	114,863	103,621	11,242
	$ 224,560	$ 191,059	$ 33,501

June 30, 2009	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 109,697	$ 86,266	$ 23,431
Office equipment	114,863	101,924	12,939
Leasehold improvements	18,574	18,574	-
	$ 243,134	$ 206,764	$ 36,370

7. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs.

As at June 30, 2010 and 2009, the following information was assumed in measuring the reclamation and environmental obligations:

	2010	2009
Undiscounted amount required (US $4,056,500)	$ 4,318,550	$ 4,717,710
Expected timing of payments	2011 – 2053	2010 – 2053
Average credit-adjusted risk-free rate	9.0%	9.0%
Inflation factor	2.0%	2.0%

The undiscounted amount required is based on a report obtained in May 2007. The commutation account (Note 4) is used to reimburse reclamation costs and indemnity claims paid by the Company.

The following table presents the reconciliation of the liability for the ARO:

	2010	2009
Balance, beginning of period	$ 1,102,362	$ 1,382,219
Accretion expense	44,410	37,522
Payments made	(32,114)	(37,024)
Foreign exchange adjustment	53,697	(114,031)
Balance, end of period	$ 1,168,355	$ 1,268,686

8. Capital Stock and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value.

b) Issued

At June 30, 2010, 167,598,439 common shares were issued and outstanding.

c) Stock options

The Company has a 10% rolling stock option plan under which directors, officers, and other key employees and consultants to the Company and its subsidiary may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate. Options issued under the plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

	June 30, 2010		June 30, 2009	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	11,165,000	$ 0.24	12,370,000	$ 0.27
Exercised	(50,000)	$ 0.10	-	-
Granted	200,000	$ 0.20	200,000	$ 0.10
Expired	(1,150,000)	$ 0.28	(775,000)	$ 0.35
Outstanding, end of period	10,165,000	$ 0.24	12,370,000	$ 0.26

8. Capital Stock and Contributed Surplus (cont'd)

c) Stock options (cont'd)

The options granted during the period ended June 30, 2010 have an immediate vesting term. As at June 30, 2010, the Company had stock options outstanding and exercisable, enabling the holders to acquire common shares as follows:

Number of Options	Exercise Price	Expiry Date
600,000	$ 0.20	September 24, 2010
1,200,000	$ 0.33	February 16, 2011
675,000	$ 0.10	February 28, 2011
1,700,000	$ 0.35	May 31, 2011
1,800,000	$ 0.10	September 24, 2011
200,000	$ 0.20	November 29, 2011
300,000	$ 0.16	February 12, 2012
600,000	$ 0.10	February 27, 2012
2,250,000	$ 0.35	March 23, 2012
200,000	$ 0.20	April 20, 2012
640,000	$ 0.17	January 27, 2013
10,165,000		

The weighted average remaining contractual life of stock options at June 30, 2010 is 1.26 years.

d) Warrants

	June 30, 2010		June 30, 2009	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, Beginning of period	8,761,539	$ 0.10	16,824,039	$ 0.10
Exercised	-	$ 0.10	(4,537,500)	$ 0.10
Expired	(300,000)	$ 0.24	(3,525,000)	$ 0.10
Outstanding, End of period	8,461,539	$ 0.10	8,761,539	$ 0.10

As at June 30, 2010, the Company had warrants outstanding and exercisable, enabling the holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
7,692,308	$ 0.10	March 30, 2011
769,231	$ 0.07	March 30, 2011
8,461,539		

8. Capital Stock and Contributed Surplus (cont'd)

e) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following weighted average assumptions for the periods ended June 30, 2010 and 2009:

	2010	2009
Risk-free rate of return	1.63%	1.33%
Expected dividend yield	-	-
Expected stock price volatility	145%	155%
Expected option life in years	2.00	2.00

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the period ended June 30, 2010, the compensation cost of stock options granted was $21,228 ($0.11 per option), All of which was capitalized to mineral properties. Stock-based compensation attributable to employees and consultants was $21,228, and to directors was $nil.

During the period ended June 30, 2009, the compensation cost of stock options granted was $14,611 ($0.07 per option), All of which capitalized to mineral properties. Stock-based compensation attributable to employees and consultants was $14,611, and to directors was $nil.

9. Related Party Transactions

The Company paid $5,491 (2009 - nil) of legal fees and expenses to a law firm in which a director of the Company is a partner. The Company incurred consulting expenses of $27,500 (2009 - $16,500) to a director and officer of the Company. The Company paid salaries of $40,000 (2009 - $40,000) to a director and officer of the Company, and $16,500 (2009 - $11,000) to a party related to a director and officer of the Company. As at June 30, 2010, $16,066 (2009 - $6,434 due from) was due to a director and officer of the Company with respect to rent expenses, and is included in accounts payable. The Company incurred rental expenses of $4,500 (2009 - $4,500).

The above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Capital Management

The Company considers its capital to be all components of shareholders' equity. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Management reviews the capital structure on a regular basis to ensure that objectives are met. The Company's capital is not subject to any externally imposed capital requirements.

The Company's overall strategy remains unchanged from the prior year.

11. Income Taxes

The net future tax asset resulting from these items has not been recognized in these accounts, as realization is not considered more likely than not. A valuation allowance has been applied against the net future income tax asset.

12. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the US. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable within those geographic areas are as follows:

		2010		2009
Net income (loss)				
Canada	$	(86,818)	$	(155,200)
USA		(125,574)		(135,368)
	$	(212,392)	$	(290,568)
Assets				
Canada	$	147,939	$	1,203,637
USA		35,473,472		35,359,668
	$	35,621,411	$	36,563,305

13. Commitments

Management agreements

The Company entered into an Employment Agreement whereby it will pay an administrative manager $72,000 per annum. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased but not decreased. The remuneration for the President is $160,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased but not decreased. Currently, by mutual agreement between the parties, starting with the month of February 2010, the officer has deferred the monthly salary. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

14. Subsequent Event

On June 22, 2010, the Company entered into an Arrangement Agreement with Paramount Gold and Silver Corp. ("Paramount"), a Toronto Stock Exchange and American Stock Exchange reporting issuer in the province of Ontario and the United States of America, whereby Paramount would acquire all the outstanding securities (including warrants) of the Company in exchange for securities of Paramount on the basis of one share of Paramount for eight shares of the Company. The Agreement is subject to the Company's shareholders' approval on or before August 20, 2010 and receipt of all approvals, notices, consents, waivers and permissions, regulatory or otherwise, which are required.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs (see Note 5)
For the period ended June 30

	Period ended June 30, 2010					Year ended March 31, 2010				
	Sleeper Gold Project	**Pipeline Area - Mill Claims**	**Reese River**	**Spring Valley**	**Total**	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total
Mineral acquisitions and exploration expenditures, beginning of period	$ 28,028,774	$ 2,506,672	$ 453,240	$ 42,861	$ 31,031,548	$ 27,112,845	$ 2,484,220	$ 430,788	$ 20,242	$ 30,048,095
Acquisition and holding costs incurred										
Property acquisitions	46,969	-	-	-	46,969	149,340	-	-	-	149,340
Exploration expenditures										
Consulting	-	-	-	-	-	61,767	-	-	-	61,767
Geology, including consultant	-	-	-	-	-	-	-	-	-	-
Drilling and assaying	-	-	-	-	-	-	-	-	-	-
Field	20,030	-	-	-	20,030	94,881	-	-	-	94,881
Insurance	-	-	-	-	-	46,953	-	-	-	46,953
Licenses, fees and claim fees	27,290	-	-	-	27,290	237,694	6,169	6,169	22,619	272,651
Reclamation	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	21,228	-	-	-	21,228	18,412	-	-	-	18,412
Office, wages, prof fees and travel	82,117	-	-	-	82,117	467,563	16,283	16,283	-	500,129
	150,665	-	-	-	150,665	927,270	22,452	22,452	22,619	994,793
Mineral exploration expenditures and interests before other costs	28,226,408	2,506,672	453,240	42,861	31,229,182	28,189,454	2,506,672	453,240	42,861	31,192,228
Change in asset retirement obligation	(32,114)	-	-	-	(32,114)	(160,680)	-	-	-	(160,680)
Mineral interests, end of period	$ 28,194,294	$ 2,506,672	$ 453,240	$ 42,861	$ 31,197,068	$ 28,028,774	$ 2,506,672	$ 453,240	$ 42,861	$ 31,031,548